UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED
(Translation of registrant’s name into English)

Level 28,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Providing a Secure and Reliable Supply of Lithium to Power the Future  BMO CONFERENCE  BANK OF AMERICA CHEMICALS CONFERENCE  PDAC  FEBRUARY/MARCH 2026  ASX:ELV • NASDAQ:ELVR  Elevra Lithium

# Introducing Elevra Lithium

## North America's Leading Hard-Rock Lithium Producer



Moblan
Stage: Studies
Ownership: 60%
North American Lithium
Stage: Production
Ownership: 100%
Authier
Stage: Studies
Ownership: 100%
Carolina Lithium
Stage: Studies
Ownership: 100%
Ewoyaa
Stage: Studies
Ownership: 40.5%

## Investment Highlights:

ASX: ELV | NASDAQ: ELVR

**Scale**

#1 North American hard rock pure-play lithium producer.

Combined lithium Ore Reserve Estimate of 106Mt @ 1.15% $Li_2O$ and M&I Mineral Resource estimate totalling 183Mt @ 1.16% $Li_2O$[1].

**Growth**

NAL expansion study confirms lower costs and strong returns.

Diversified growth portfolio with optionality across three DFS-stage development projects.

**Strategically Positioned**

Only major North American hard-rock lithium project in production.

Access to global demand centres to supply the EV and battery supply chain.

## Business Highlights:

### Q2 FY26 Operations[2]

**44,154**
Dry metric tonnes produced

**66,016**
Dry metric tonnes sold

**62%**
Recovery

### Financial

**US$66 million**
Q2 FY26 revenue

**US$812**
Q2 FY26 unit operating cost (FOB)

**US$81 million**
Cash (at 31 Dec. 2025)

### Corporate

**US$888 million**
Market cap (at 16 Feb. 2026)

**169 million**
Shares outstanding (29 Jan. 2026)

**183 Mt @ 1.16% $Li_2O$**
Attributable Measured & Indicated Mineral Resource Estimate[1]

*1. Combined spodumene ore reserve estimates and mineral resource estimates (in the measured and indicated category, inclusive of reserves and exclusive of inferred resources). Ore reserve and mineral resource estimates reported in accordance with the JORC code. Metrics as reported and shown on a net attributable basis.*

*2. ASX release "December 2025 Quarterly Activities Report" released 28 January 2026.*

ELEVRA LITHIUM
2

 Select Hard-Rock Resource Benchmarking  Attributable M+I+I Mineral Resource Estimate, Mt 1, 2  Leading Hard-Rock Resource Base in North America  Peer Mineral Resource Estimates (Measured, Indicated & Inferred) as reported, refer to supporting sources in Appendix.  Excludes Ewoyaa.  ELEVRA LITHIUM  3  229  141  91  88  78  51  50  33  15  6  0  50  100  150  200  250  Elevra  PMET  Resources  Albemarle  Rio Tinto  Winsome Resources  Frontier Lithium  Li-FT  Resources  Critical Rock Tech Elements Lithium  Avalon Advanced Materials  Established producing asset base.

 01  Optimise Existing Operations  Focused on optimising production sustainably and maximising returns and cashflow generation for NAL  Next 18 Months  Improve safety and environmental performance  Increase grade control drilling to deliver better mine performance  Production and cost optimisation  Continued mill utilisation and throughput improvement  Recovery optimisation  Logistics cost reduction  02  Develop Assets Following Expanded Resource Base  Deliver portfolio potential through the development of upstream assets off the back of an expanded resource base  Next 18 Months  Deliver NAL expansion based on expanded resource base and updated Scoping Study  Revisit Moblan DFS with focus on benefits of increased reserve base, capital intensity & sizing  Advance Moblan approvals and permitting  (~5 year lead time)  Pursue additional value accretive growth opportunities  03  Integrate into the Supply Chain Via Strategic Partnerships  To lock in demand, access-end markets, establish a vertically integrated supply chain, and fund the accelerated development of Elevra’s portfolio via downstream partnerships  Next 18 Months  Complete a Definitive Offtake Agreement with Mangrove Lithium  Build on partnership opportunities, including support from the government, to further advance downstream development in Quebec  Focus on options to enable development pathways for Moblan greenfield and NAL brownfield expansion  The Elevra Strategy  Disciplined delivery remains central to our strategy  ELEVRA LITHIUM  4

 Lithium Market

 Uplift in Demand with Strong Outlook into 2030  Elevra is positioned to take advantage of forecast demand growth through its unique portfolio of development projects  North American Lithium Market Balance  Mt LCE  0.4  ELEVRA LITHIUM  6  1.36  1.63  1.88  2.11  2.37  2.61  Global Lithium Demand  Mt LCE  3.0  0.0  0.5  1.0  1.5  2.0  2.5  2025  2026  2027 2028  2029  2030  EV ESS Other Battery & Industrial  Source: Benchmark Mineral Intelligence Q4 2025 Lithium Forecast Model  CAGR 18%  (0.13)  (0.15)  (0.17)  (0.18)  (0.19)  (0.21)  (0.3)  (0.2)  (0.1)  0.0  0.1  0.2  0.3  2025  2026  2029  2030  Market Balance  2027 2028  Lithium Demand  Primary Supply

 Operations & Growth Projects

 Maintaining a high level of operational discipline  Q2 FY26 concentrate production of 44kt was temporarily affected by lower feed grade and lower recovery  Process plant utilisation improved to 89% despite grade and ore quality issues underscoring stability of operation  Second best safety performance since the restart of operations in 2023  NAL generated US$13 million in operating cashflow despite operational challenges  NAL Operational Performance  Consistent production creates a platform for sustained success and future growth  NAL Global Recovery and  Mill Utilisation1  100%  ELEVRA LITHIUM  8  43%  57%  58%  62%  67%  68%  67%  68% 69%  73%  69%  62%  51%  71% 72%  75%  73%  83%  91% 90%  80%  93%  87%  89%  40%  50%  60%  70%  80%  90%  Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2  FY23 FY23 FY24 FY24 FY24 FY24 FY25 FY25 FY25 FY25 FY26 FY26  Global Recovery (%) Mill Utilisation (%)  3,510  29,610  31,486  34,237  40,439  49,660  52,14510,922  43,261  58,533  52,003  44,154 600  806  908  1,008  NAL Concentrate Production and Unit  Operating Costs Sold (FOB)  90,000  996  894  837 830  791 818 812  0  100  200  300  400  500  700  800  900  1000  1100  0  10,000  20,000  30,000  40,000  50,000  60,000  70,000  80,000  Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2  FY23 FY23 FY24 FY24 FY24 FY24 FY25 FY25 FY25 FY25 FY26 FY26  Concentrate Production (dmt) Unit Operating Costs Sold (US$/dmt)  1. See ASX release “December 2025 Quarterly Activities Report” released 28 January 2026.

# Accelerated NAL Brownfield Expansion

## Staged pathway to drive unit costs down and strengthen NAL's commercial competitiveness

### Project Evaluation

- ✓ Scoping Study for NAL brownfield expansion completed in September 2025[1]
- ✓ Refined expansion sequencing to an **expedited, phased expansion** announced in January 2026[2]
- ☐ Updated Scoping Study incorporating staged debottlenecking phases expected Q2 CY2026

### Debottlenecking

- ☐ Mill optimisation targeting an **initial 15-20% increase in annual spodumene concentrate production** with incremental reduction in unit operating costs commencing in mid-CY2027
- ☐ Expansion of milling, flotation and filtration capacity and temporary use of mobile crushing to achieve 6,500tpd throughput, corresponding with **315ktpa nominal SC5.4 production capacity** in CY2028
- ☐ Replacement of mobile crushing circuit and existing crushing circuit with a **new crushing and ore sorting circuit** capable of supplying mill requirements for production of 315ktpa in CY2029



Scoping Study
Project Evaluation
Updated Scoping Study
Mill Optimisation
Mill Expansion
Full Production
✓ Completed
In Progress
Q2 CY26
Mid CY27
CY28
CY29

ELEVRA LITHIUM

1. *See ASX release 15 September 2025, "NAL Expansion Scoping Study"*
2. *See ASX release 12 January 2026, "Accelerated NAL Expansion"*

9

# Accelerated NAL Brownfield Expansion

Staged pathway to drive unit costs down and strengthen NAL's commercial competitiveness

## Benefits of the NAL expansion and phased development

- Targeting an increase in production capacity from ~200 ktpa to 315 ktpa nominal SC5.4 following ramp-up of the expansion delivered in 3 stages
- High grade of additional resources expected to deliver increased concentrate production and support a reduction in the strip ratio and mining costs
- Staged development accelerates increased annual production and reduction in unit cash costs by approximately two years compared to a whole-of-project expansion[1]
- Estimated initial capex of US$270mm[2], with upfront capital investment intensity reduced due to staged delivery
- Updated Scoping Study incorporating earlier delivery of additional production due Q2 CY26

### NAL Gross Production[2]



315
kdmt
180 – 190
kdmt
Current FY26 Guidance
Post NAL Brownfield Expansion

### NAL Unit Costs[2]



US$860 – 880
/dmt
US$630
/dmt
Current FY26 Guidance
Post NAL Brownfield Expansion

1. See ASX release 12 January 2026 "Accelerated NAL Expansion".
2. See ASX release 15 September 2025, "NAL Expansion Scoping Study". Capital estimates are converted at CAD:USD = 0.74 per Scoping Study Results.

ELEVRA LITHIUM

10

# Growth Projects

## Unique set of development options combined with an operating asset

### 1 NAL Expansion
(100%)



**Leading North American open pit mining** operator with nameplate capacity of 220kt of spodumene concentrate (30kt LCE per annum)

- Brownfield expansion scoping study completed with strong economics
- Staged expansion opportunity to increase annual production and reduce unit costs
- Competitive capital returns with estimated expansion capex of US$270mm[1]
- Indicated and Inferred Mineral Resource of 95Mt @ 1.15% $Li_2O$

### 2 Ewoyaa
(22.5%)[2]



**Low-cost lithium project** targeting 365kt of high-grade, coarse-grained spodumene concentrate per annum

- Elevra has an offtake agreement with Atlantic Lithium for 50% of spodumene concentrate production at market prices on a life-of-mine basis[3]
- Elevra exercised option to acquire 22.5% interest in Ewoyaa, having funded the Definitive Feasibility Study to completion

### 3 Moblan
(60%)



**High-grade, long-life project** located close to key infrastructure and transport nodes with production target of 300kt per annum of spodumene concentrate

- Drilling program achieved 6.5x increase in Resource base since acquisition
- 20+ year life of mine
- Measured, Indicated and Inferred Mineral Resource of 121Mt @ 1.19% $Li_2O$
- Strategically located at the southern most portion of the James Bay region of Quebec

### 4 Carolina
(100%)



**Fully-integrated, strategically located U.S. asset** to potentially produce battery-grade lithium at up to 60kt per annum at full production

- Received finalised mining permit for construction, operation and reclamation in May 2024
- One of only two significant spodumene projects in the U.S.
- Expected to benefit from exceptional infrastructure and close proximity to end customers

ELEVRA LITHIUM

1. *See ASX release 15 September 2025, "NAL Expansion Scoping Study". Converted at CAD:USD = 0.74 per Scoping Study Results.*
2. *Sayona has a 22.5% interest in the Ewoyaa Project and can earn a 50% interest prior to potential dilution.*
3. *See PLL ASX release 17 August 2023.*

11

 Corporate

 Experienced and Diverse Board and Management  Structured to support and enable Elevra’s growth  Board of Directors  Dawne Hickton  Chair  Allan Buckler  Director  Lucas Dow Managing Director & CEO  Jeff Armstrong  Director  James Brown  Director  Laurie Lefcourt  Director  Christina Alvord  Director  Jorge M. Beristain  Director  ELEVRA LITHIUM  13  Management Team  Monique Parker Chief Sustainability Officer  Christian Cortes Chief Financial Officer  Lucas Dow Managing Director & CEO  Dylan Roberts General Counsel & Company Secretary  Sylvain Collard President Canada & Group COO  Andrew Barber Chief Development & Investor Relations Officer  Sandra Tremblay  Chief People Officer  Malissa Gordon Vice President, Government Affairs US

# Merger of Sayona Mining and Piedmont Lithium

Strengthening our market position and unlocking synergies to deliver long term value

## Strategic Rationale

**Scale**

- #1 North American hard rock pure-play lithium producer
- Significant combined lithium Ore Reserve Estimate of 106Mt @ 1.15% $Li_2O$ and M&I Mineral Resource estimate totalling 183Mt @ 1.16% $Li_2O$[1]
- Improved strategic relevance to global battery and EV supply chains

**Optimisation**

- Consolidated North American Lithium ("NAL") offtake economics
- Complementary technical capabilities
- Unified ownership structure enhancing scope for project optimization

**Growth**

- Aligns economic interests in pursuing NAL Brownfield expansion
- Significantly strengthened balance sheet to support growth pipeline
- Enhanced portfolio optionality to pursue growth

## Synergies

**SG&A**

- Optimisation of corporate and JV functions
- Reduction of corporate costs and overheads
- Ability to re-route and share staff across corporate functions and projects

**Asset Optimisation**

- Enhanced management and technical expertise to expand production base and develop growth projects
- Strengthened positioning and balance sheet to optimise growth projects and pursue downstream supply-chain integration strategies

**Logistics & Procurement**

- Removal of de-synergies from previous NAL arrangement
- Marketing synergies through expanded customer relationships
- Optimised project logistics and procurement to reduce cost profile

ELEVRA LITHIUM

1. *Combined spodumene ore reserve estimates and mineral resource estimates (in the measured and indicated category, inclusive of reserves and exclusive of inferred resources). Ore reserve and mineral resource estimates reported in accordance with the JORC code. Metrics as reported and shown on a net attributable basis following updated NAL and Moblan announcements in August 2025. Refer to the Appendix for supporting data.*

14

 01 Corporate  02 NAL  03 Ewoyaa  04 Carolina  05 Moblan  Delivering Against Multiple Operational Milestones  Disciplined and structured approach to operational delivery and project development  Complete merger and realise operating synergies  Complete capital raise to execute strategic plans and create cash runway into 2026 Evaluate downstream partnering on consolidated platform  Achieve operating cost reductions based on run-rate production levels Complete exploration drilling and update Resource and Reserve Estimates Early studies for brownfield expansion of spodumene concentrate production  Negotiate revised fiscal terms of the Mining Lease Ratification of Mining Lease  Secure non-dilutive project financing to reduce partner equity requirements  Secure Air and Water Permit: Water Permit for mining and conversion granted in 2025 Engineering optimisation for consolidation of activities in North Carolina  Advance strategic partnering and project finance options  Complete exploration drilling and update Resource and Reserve Estimates Scoping Study for larger scale spodumene concentrate production Initiate Permitting process  ELEVRA LITHIUM  15

 Supply Agreement with Mangrove Lithium  Non-binding Memorandum of Understanding to advance Canada’s battery materials supply chain  ELEVRA LITHIUM  16  Benefits to Elevra Lithium  Reduced freight and logistics costs by supplying spodumene concentrate to a local converter, creating one of the shortest mine-to-chemicals supply chains in the industry  Pricing framework which includes a floor price that underpins cashflow generation across market cycles and ceiling price that maintains considerable leverage to lithium prices  Potential long-term offtake customer for increased annual output following the NAL Brownfield Expansion  About Mangrove Lithium  Mangrove Lithium is a lithium refining technology company headquartered in Delta, British Columbia, Canada, with a mission to build scalable, battery-grade lithium production across North America and beyond.  The Company has developed a patented electrochemical refining technology that converts diverse lithium feedstocks into high-purity battery-grade lithium hydroxide and carbonate.  Mangrove Lithium’s platform enables economic lithium production and is  designed to integrate seamlessly into upstream and downstream supply chains.  Summary of Key Terms  Non-binding Memorandum of Understanding whereby Elevra would supply up to 144,000 tonnes of spodumene concentrate per year produced at NAL to Mangrove Lithium  Pricing linked to market prices, subject to a floor and ceiling price  Initial 5-year supply beginning in 2028 and ramping to full annual allocation by 2030  Definitive supply agreement subject to agreement of final terms and Mangrove Lithium making a final investment decision prior to June 2027 for construction of a lithium conversion facility

# Funding Plan

## Flexibility and a range of alternatives exist to fund Elevra's development projects.

- Consolidating ownership of NAL provides optionality for alternative funding pathways including partnering with strategic investors
- Considering funding options leveraging Elevra's strengthened balance sheet and cashflow generation
- Operations are cashflow positive with current market conditions

| | Funding Timing | Funding Strategy | Est. Funding Required |
|---|---|---|---|
| NAL Brownfield Expansion | Subject to permitting and Board approval | • Capital requirements will be staged as per Expansion development plans<br>• Engaging with potential financiers and strategic / offtake funding partners | US$270MM |
| Ewoyaa | Subject to FID and market conditions | • Subject to FID, the first US$70MM to be funded by Elevra and remainder to be funded based on project ownership (~47% Elevra)<br>• Funding options determined following completion of re-negotiation of financial terms | US$185MM[1,2]<br>100% basis |
| Moblan and Carolina | | • Evaluating strategic partnership and project financing options<br>• Strong interest from partners given strategically located assets<br>• US federal government support to fund and accelerate critical mineral projects; downstream integration will be an important decision factor | |

1. *See Atlantic Lithium Limited ASX release 29 June 2023, "Ewoyaa Definitive Feasibility Study".*
2. *The capital cost estimate excludes sunk costs, corporate costs, company overheads, exploration costs, project financing costs, working capital, exchange rate variations and escalation.*

ELEVRA LITHIUM 17

# FY26 Guidance

## Remaining focused on delivery, disciplined expenditure and continued improvement

| | FY26 Guidance | H1 FY26 | Additional Information |
|---|---|---|---|
| Spodumene Concentrate Production | 180,000 – 190,000 dmt | 96,156 dmt | • SC 5.0% product grade<br>• 100% NAL production |
| Spodumene Concentrate Sales | 170,000 – 190,000 dmt | 91,991 dmt | • SC 5.0% grade<br>• Remaining shipment volumes split evenly in the March and June quarters |
| Unit Operation Costs Sold [1,2] | US$860 – US$880 / dmt sold | US$814 / dmt sold | • SC 5.0% product grade<br>• Unit operating costs includes costs of cost, insurance and freight costs (CIF) linked to customer offtakes |
| Capital Expenditures [2] | US$26m | US$15m | • US$20m Sustaining Capital projects at NAL with balance of spend on Growth Projects<br>• Capital expenditure guidance excludes movements in capital creditors which amounted to US$3.5m |

1. *Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in A$/dmt sold, weighted average (CIF/FOB) including CIF Port of Québec.*
2. *Guidance assumes average annual exchange rates of AUD:CAD = 0.88 and AUD:USD = 0.65.*

ELEVRA LITHIUM

18

 Appendix

# Supporting Data

## Leading Hard Rock Resource Base in North America Totalling 229Mt[1]

| Asset | Company | Location | Status | Code | Source | Date | Measured (Mt) | Measured (% $Li_2O$) | Indicated (Mt) | Indicated (% $Li_2O$) | Total M+I (Mt) | M+I (% $Li_2O$) | M+I Inclusive of Reserves | Inferred (Mt) | Inferred (% $Li_2O$) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Kings Mountain | Albemarle | North Carolina, U.S. | Non-Operating | S-K 1300 | Albemarle 10-K (2024) | 31-12-24 | - | - | 63.9 | 1.4% | 63.9 | 1.4% | No | 27.6 | 1.2% |
| Galaxy | Rio Tinto | Québec, Canada | Non-Operating | S-K 1300 | Company Filing (Initial reporting of lithium Mineral Resources and Ore Reserves) | 4-12-25 | - | - | 18.1 | 1.1% | 18.1 | 1.1% | No | 55.9 | 1.3% |
| Whabouchi | Rio Tinto (50%); IQ (50%) | Québec, Canada | Non-Operating | S-K 1300 | Company Filing (Initial reporting of lithium Mineral Resources and Ore Reserves) | 4-12-25 | - | - | 18.7 | 1.5% | 18.7 | 1.5% | No | 8.3 | 1.3% |
| PAK | Frontier Lithium (92.5%); Mitsubishi (7.5%) | Ontario, Canada | Non-Operating | NI 43-101 | Company Filing (NI 43-101 Technical Report) | 09-07-25 | 16.4 | 1.6% | 20.5 | 1.5% | 36.9 | 1.6% | Yes | 18.6 | 1.5% |
| Shaakichiuwaanaan | PMET Resources | Québec, Canada | Non-Operating | NI 43-101 | Company Filing (CV5 Lithium-Only Feasibility Study for Shaakichiuwaanaan Project) | 20-10-25 | - | - | 108.0 | 1.4% | 108.0 | 1.4% | Yes | 33.3 | 1.3% |
| Carolina | Elevra Lithium | North Carolina, U.S. | Non-Operating | S-K 1300 | Piedmont Lithium 10-K (2024) | 31-12-24 | - | - | 28.2 | 1.1% | 28.2 | 1.1% | Yes | 15.9 | 1.0% |
| North American Lithium | Elevra Lithium | Québec, Canada | Operating | JORC | Company Filing (NAL Resource and Reserves Increase) | 27-08-25 | - | - | 76.2 | 1.2% | 76.2 | 1.2% | Yes | 18.9 | 1.0% |
| Authier | Elevra Lithium | Québec, Canada | Non-Operating | JORC | Company Filing (Definitive Feasibility Study Confirms NAL Value with A$2.2B NPV) | 11-10-22 | 6.0 | 1.0% | 8.1 | 1.0% | 14.1 | 1.0% | Yes | 2.9 | 1.0% |
| Moblan | Elevra Lithium (60%); IQ (40%) | Québec, Canada | Non-Operating | JORC | Company Filing (Moblan Increases Resource to 121Mt and Reserves to 48Mt) | 25-08-25 | 6.3 | 1.5% | 101.4 | 1.2% | 107.7 | 1.2% | Yes | 13.3 | 1.1% |
| Adina | Winsome Resources | Québec, Canada | Non-Operating | JORC | Company Filing (Adina Mineral Resource Increases 33% to 78Mt at 1.15% $Li_2O$) | 31-12-23 | - | - | 61.4 | 1.1% | 61.4 | 1.1% | Yes | 16.5 | 1.2% |
| Yellowknife | Li-FT Resources | Northwest Territories, Canada | Non-Operating | NI 43-101 | Company Filing (Initial Mineral Resource Estimate for the Yellowknife Lithium Project) | 25-09-24 | - | - | - | - | - | - | Yes | 50.4 | 1.0% |
| Rose | Critical Elements | Ontario, Canada | Non-Operating | NI 43-101 | Company Filing (Rose Lithium-Tantalum Project Feasibility Study) | 03-04-17 | - | - | 30.6 | 0.9% | 30.6 | 0.9% | Yes | 2.4 | 0.8% |
| Separation Rapids | Avalon Advanced Materials (40%); Sibelco (60%) | Ontario, Canada | Non-Operating | NI 43-101 | Company Filing (Avalon Advanced Materials Announces 28% Increase in Measures and Indicated Mineral Resources at JV Separation Rapids Project in Ontario Canada) | 30-01-25 | 4.3 | 1.3% | 8.7 | 1.4% | 13.0 | 1.3% | Yes | 2.3 | 1.5% |
| Georgia Lake | Rock Tech Lithium | Ontario, Canada | Non-Operating | NI 43-101 | Company Filing (Georgia Lake Pre-Feasibility Study) | 10-08-23 | - | - | 10.6 | 0.9% | 10.6 | 0.9% | Yes | 4.2 | 1.0% |

1. *All estimates in table shown on 100% Basis.*

ELEVRA LITHIUM

20

ELEVRA LITHIUM  21  Asset  Source  Reserve Category  Tonnes (Mt)  Li2O Grade (%)  Cut-off Grade (%Li2O)  NAL Reserves up 124% to 48.6Mt and Resource increased to 95Mt 27 August 2025  Proved Ore Reserves  0.3  1.01  0.60  North American Lithium  Probable Ore Reserves  48.2  1.11  0.60  Total  48.6  1.11  0.60  NAL Reserves up 124% to 48.6Mt and Resource increased to 95Mt 27 August 2025  Proved Ore Reserves  5.7  0.97  0.60  Authier  Probable Ore Reserves  4.9  1.03  0.60  Total  10.5  1.00  0.60  Moblan Increases Resource to 121Mt and Reserve to 48Mt 25 August 2025  Proved Ore Reserves  5.3  1.57  0.60  Moblan  Probable Ore Reserves  42.8  1.27  0.60  Total  48.1  1.31  0.60  Piedmont 2024 10-K filing with  the SEC  26 February 2025  Proved Ore Reserves  -  -  0.40  Carolina  Probable Ore Reserves  18.3  1.10  0.40  Total  18.3  1.10  0.40  Supporting Data  Combined Lithium Ore Reserve Totalling 106Mt1  1. All estimates in table shown on 100% Basis.

 Important Information and Disclaimer  ELEVRA LITHIUM  22  Important Information and Disclaimer  Statements in this presentation are made only as of the date of this presentation unless otherwise stated, and the information in this presentation remains subject to change without notice.  Presentation for the Purposes  of Providing Information Only  This presentation is not a prospectus, disclosure document or offering document under Australian law or under the law of any other jurisdiction. It is for informational purposes only. This document does not constitute and should not be construed as, an offer to sell or a solicitation of an offer or invitation to subscribe for, buy, or sell securities in the Company.  Any material used in this presentation is only an overview and summary of certain data selected by the management of the Company. The presentation does not purport to contain all the information that a prospective investor may require in evaluating a possible investment in the Company, nor does it contain all the information which would be required in a disclosure document prepared in accordance with the requirements of the Corporations Act and should not be used in isolation as a basis to invest in the Company. Recipients of this presentation must make their own independent investigations, consideration and evaluation of the Company.  The distribution of this presentation in other jurisdictions outside of Australia may also be restricted by law and any restrictions should be observed. To avoid doubt, this presentation is not for distribution or dissemination within the US and Canada. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.  Disclaimer  No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of the information, opinions or conclusions contained in or derived from this presentation or any omission from this presentation or of any other written or oral information or opinions provided now or in the future to any person.  To the maximum extent permitted by law, neither the Company nor any of its affiliates, related bodies corporate and their respective officers, directors, employees, advisors and agents, nor any other person, accepts any liability as to or in relation to the accuracy or completeness of the information, statements, opinions, or matters (express or implied) arising out of, contained in or derived from this presentation or any omission from this presentation or of any other written of oral information or opinions provided now or in the future to any person.  Forward Looking Statements  This presentation may contain certain forward-looking statements. Such statements are only predictions, based on certain assumptions and involve known and unknown risks, uncertainties and other factors, many of which are beyond Sayona Mining Limited’s control. Actual events or results may differ materially from the events or results expected or implied in any forward-looking statement. The inclusion of such statements should not be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions or that any forward-looking statements will be or are likely to be fulfilled. Sayona Mining Limited (Elevra Lithium) undertakes no obligation to update any forward-looking statement or other statement to reflect events or circumstances after the date of this presentation (subject to securities exchange disclosure requirements).  The information in this presentation does not take into account the objectives, financial situation or particular needs of any person.  Nothing contained in this presentation constitutes investment, legal, tax or other advice.  The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and all material assumptions and technical parameters continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcements.

 Important Information and Disclaimer  ELEVRA LITHIUM  23  Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources  Standard for Assessing Mineral Reserves and Resources  As a public company listed in Australia and the United States, Sayona Mining is required to comply with the resource estimation standards of both the JORC Code and S-K 1300. Certain  of Sayona’s disclosures instead comply with the JORC Code  or Canadian National Instrument 43-101, Standards of  Disclosure for Mineral Projects (“NI 43-101”).  Each of these standards contain specific meanings for  terms such as “mineral resource”, “measured mineral  resource”, “indicated mineral resource”, “inferred mineral resource”, “proven mineral reserves”, and “probable mineral reserves” for various types of technical studies. Although the principles for reporting mineral resources and reserves, including subcategories of measured, indicated, and inferred resources, are broadly similar under each set of standards, we caution you that estimates prepared solely under the JORC Code are not fully comparable to similarly titled measures disclosed under S-K 1300 or the other reporting and disclosure requirements of the U.S. federal securities laws, rules and regulations.  Mineral Reserves and Resources of the Carolina Lithium Project  Mineral reserve and mineral resource information contained in this presentation for the Carolina Lithium Project was prepared by Piedmont in accordance with S-K 1300 and the JORC Code.  Mineral Reserves and Resources of the North American  Lithium, Authier, and Moblan Projects  Mineral reserve and mineral resource information contained in this presentation for the North American Lithium, Authier, and Moblan Projects were prepared in accordance with the JORC Code and NI 43-101. Such information was not prepared in accordance with S-K 1300.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: February 19, 2026	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel